UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY


I.       General Identifying Information

1.       Reason  fund  is  applying  to   deregister  (check   only   one;   for
         descriptions, see Instruction 1):

         [_]      Merger

         [X]      Liquidation

         [_]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [_]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         Ned Davis Research Funds

3.       Securities and Exchange Commission File No.:

         Investment Company Act No. 811-21292

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

                  [X] Initial Application [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

         c/o Gabelli Funds, LLC
         One Corporate Center
         Rye, NY 10580-1422

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6.       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Richard T. Prins
         Skadden, Arps, Slate, Meagher & Flom LLP
         Four Times Square
         New York, NY 10036
         (212) 735-2790

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         PFPC Inc.             Gabelli Funds, LLC      PFPC Inc.
         99 High Street        One Corporate Center    760 Moore Rd
         27th Floor            Rye, NY 10580-1422      King of Prussia, PA 19406
         Boston, MA 02110      1-800-877-3863          (302) 791-1700
         (302) 791-1700

         State Street Bank & Trust Company  Boston Financial Data Services, Inc.
         One Heritage Drive                 Two Heritage Drive
         North Quincy, MA 02171             North Quincy, MA 02171
                                            (617) 483-5000

8.       Classification of fund (check only one):

         [X] Management company

         [_] Unit investment trust; or

         [_] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X] Open-end [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Gabelli Funds, LLC                             Ned Davis Research, Inc.
         One Corporate Center                           600 Bird Bay Drive
         Rye, NY 10580-1422                             West Venice, FL 34292

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12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Gabelli & Company, Inc.
          One Corporate Center
          Rye, NY 10580-1422

13.      If the fund is a unit investment trust ("UIT") provide: N/A

         (a) Depositors' name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [_] Yes [X] No

         If Yes, for each UIT state:

                  Name(s):

                  File No.: 811-_____

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes [_] No

         If Yes, state the date on which the board vote took place:

         January 13, 2006

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [_] Yes [X] No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain: The fund's organizational documents did not require a meeting of shareholders relating to the liquidation.

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II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [_] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  February 10, 2006

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes [_] No

         (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [_] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:

         Were any distributions to shareholders made in kind?

                  [_] Yes [X] No

         If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders: N/A

17.      Closed-end funds only: N/A

         Has the fund issued senior securities?

         [_] Yes [_] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes [_] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

             None

         (b) Describe the relationship of each remaining shareholder to the fund:

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19.      Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [_] Yes [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed?

         (See question 18 above)

         [_] Yes [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

         [_] Yes [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [_] Yes [X] No

         If yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a) List the expenses incurred in connection with the Merger or
             Liquidation*:

             The filing, printing, and mailing of the prospectus supplement notifying shareholders of the Fund liquidation.

         (b) How were those expenses allocated?

             Paid by the Fund.

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         (c) Who paid those expenses?

             The Fund.

         (d) How did the fund pay for unamortized expenses (if any)?

             There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [_] Yes [X] No

         If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [_] Yes [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [_] Yes [X] No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only: N/A

26.      (a) State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Ned Davis Research Funds, (ii) he is the President of Ned Davis Research Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date:    October 5, 2006
                                            /s/ Bruce N. Alpert
                                            ------------------------------------
                                            Bruce N. Alpert
                                            President


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